EXHIBIT (a)(5)

FOUNDRY NETWORKS, INC.
2100 Gold Street, P.O. Box 649100
San Jose, California 95164-9100
408 586-1700
fax 408 586-1900
www.foundrynetworks.com

September 20, 2002

TO EMPLOYEES TENDERING OPTIONS TO PURCHASE
COMMON STOCK UNDER THE 1996 STOCK PLAN:

This letter provides the results of our offer to exchange all outstanding options to purchase common stock under our 1996 Stock Plan for new options under our 1996 Stock Plan.

The offer expired at 8:00 p.m., California time, on September 19, 2002. On September 20, 2002, pursuant to the terms and conditions of the offer, we accepted for exchange options tendered for a total of              shares of common stock and canceled all such options.

We have accepted for exchange and canceled the options tendered by you that were exercisable for the number of option shares as set forth on Attachment A to this letter. In accordance with the terms and subject to the conditions of the offer, you will have the right to receive a new option under the 1996 Stock Plan for fifty percent (50%) of the number of shares of common stock that is equal to the number of option shares set forth on Attachment A, as adjusted for any stock splits, stock dividends and similar events.

The exercise price per share of the new options will be the fair market value on the date of grant, which is generally equal to the last reported sale price per share of our common stock on the Nasdaq National Market on the date of grant. As this date is in the future, we cannot predict the exercise price of the new options.

Each new option granted pursuant to this offer will vest on a three year schedule with a six month cliff, meaning  1/6 of the shares will vest six months after the new grant date and the remaining shares will vest  1/36th per month for the remaining 30 months.

In accordance with the terms of the offer to exchange, we will grant you the new option on or about March 21, 2002. At that time, as described in the offer to exchange, we will enter into a new option agreement with you.

In accordance with the terms of the offer to exchange, you must be an employee of Foundry Networks, Inc. or one of our subsidiaries continuously from the date you tender options through the date we grant the new options in order to receive new options. If for any reason you are not employed by us continuously from the date you tender options through the date we grant the new options, you will not receive any new options or other consideration in exchange for your tendered options that have been accepted for exchange. The tendered options have been canceled whether or not vested prior to the tender.

If you have any questions about your rights in connection with the grant of a new option, please call the undersigned or Jeff Davitt at (408) 586-1708.

Sincerely,

Foundry Networks, Inc.

Timothy D. Heffner
Chief Financial Officer

Attachment

Attachment A

Optionee Name	Grant Date of Tendered Option	No. of Unexercised Option Shares Under Tendered Option

2